Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 13, 2005

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on June 13, 2005, entitled "New directors in Statoil".

New directors in Statoil

The election committee in Statoil ASA (OSE: STL, NYSE: STO) has proposed to the corporate assembly that Ingrid Wiik and Lars Thunell be appointed as new members of the board of directors. Election to the board will be on the agenda at the corporate assembly's meeting on 22 June.

Ingrid Wiik (60) is currently president and CEO of Alpharma in New York. Since 1983 she has held various managerial posts in Apothekernes Laboratorium/Alpharma, and has been CEO in the USA since 2000. Ms Wiik is a director of Coloplast in Denmark and Norske Skog in Norway.

Lars Thunell (56) is chief executive of SE-Banken, Stockholm. He was deputy managing director of ABB before becoming deputy chief executive of Nordbanken, chief executive of Securum and chief executive of Trygg-Hansa until its merger with SE-Banken. Mr Thunell is a director of Akzo Nobel (Sweden), the Swedish Bankers' Association and B-business partners (Sweden).

Eli Sætersmoen has notified the election committee that she wishes to withdraw from the board. The committee will propose to the corporate assembly that the board be expanded to include one additional member.

"It is important that Statoil's board has the experience and competence appropriate to the challenges that the group faces in the time ahead," says Anne Kathrine Slungård, chair of the election committee. "Ingrid Wiik and Lars Thunell both possess broad industrial and international experience which are elements key to Statoil's further development. The election committee is very pleased that Ms Wiik and Mr Thunell are willing to join Statoil's board of directors."

Contact person:

Anne Kathrine Slungård, chair of the election committee, tel +47 48 24 88 75.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: June 13, 2005	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer